

November 12, 2013

Via E-mail
Peter D. Rettaliata
President and Chief Executive Officer
Air Industries Group
1479 North Clinton Avenue
Bay Shore, NY 11706

> **Re: Air Industries Group**
> **Registration Statement on Form S-3**
> **Filed October 16, 2013**
> **File No. 333-191748**

Dear Mr. Rettaliata:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Debt Securities, page 14

1. Please refer to the third paragraph and second bullet point thereunder. We note that the debt securities registered pursuant to this registration statement may be guaranteed. Please revise the registration statement to register the offering of guarantees, revise the prospectus throughout, as applicable, and file the required opinions of counsel with respect to the guarantees. Alternatively, please confirm that you will not be offering any guarantees and revise this section accordingly.

2. Please file the form of indentures, Exhibits 4.4 and 4.5. Please note that the form of indentures must be filed before we act on a request for acceleration regarding your Form S-3. Please also reflect the guarantees, if applicable, in the filed form of indentures or advise. Refer to our comment above regarding guarantees.

Signatures, page II-6

3. Please revise the second half of your signature page to include the signature of your principal financial and accounting officer. Refer to Instruction 1 to Signatures on Form S-3. In this regard, we note that Scott A. Glassman, your principal financial and accounting officer signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in his individual capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Vincent J. McGill, Esq.
        Eaton & Van Winkle LLP